Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 8 dated September 16, 2010

to the Prospectus dated April 28, 2010

We are providing this Supplement No. 8 to you in order to supplement our prospectus dated April 28, 2010. This Supplement No. 8 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 7 dated September 3, 2010, which superseded and replaced all prior supplements to the registrant’s prospectus dated April 28, 2010. Capitalized terms used in this Supplement No. 8 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Fourth Quarter Distribution

Our board of trustees has approved a quarterly distribution to shareholders of $0.15 per common share for the fourth quarter of 2010. The distribution will be calculated on a daily basis and paid on January 14, 2011, to shareholders of record during the period from October 1, 2010 through and including December 31, 2010.

10 Parkway North

On September 7, 2010, we entered into a purchase and sale agreement to acquire, subject to customary closing conditions, 10 Parkway North, located in the Parkway North Center development in Deerfield, Illinois, a suburb of Chicago. We will acquire 10 Parkway North for approximately $25,000,000, exclusive of customary closing costs. We anticipate that the acquisition will be funded using the net proceeds from this offering. 10 Parkway North is a 99,566 square foot, three-story office building constructed in 1999 that is 100% leased to Markel Midwest, Inc. through January 2020 and is used as a regional headquarters building. Markel Midwest, Inc. is an operating subsidiary of Markel Corporation (NYSE: MKL), an international insurance holding company that sells specialty insurance products and programs to a variety of niche markets. While we anticipate this acquisition will close during the third quarter of 2010, the agreement to acquire the property is subject to a number of contingencies and therefore there can be no assurances that this acquisition will occur.